FORM C-TR

Termination of Reporting

RealtyHive LLC

RealtyHive LLC (the "Company") hereby certifies that it is eligible to terminate its ongoing reporting obligations pursuant to Rule 202(b) of Regulation Crowdfunding.

The Company has filed at least one annual report on Form C-AR following its most recent offering of securities pursuant to Regulation Crowdfunding.

As of the date of this filing, the Company has fewer than 300 holders of record of securities issued pursuant to Regulation Crowdfunding.

Accordingly, the Company hereby terminates its obligation to file annual reports under Regulation Crowdfunding.